Exhibit 99.1

CureVac Appoints Alexander Zehnder as CEO From April 1, 2023

•	Dr. Franz-Werner Haas to complete successful tenure as CEO by March 31, 2023

•	Dr. Alexander Zehnder to succeed Dr. Haas as new CEO, joining from Sanofi on April 1, 2023

TÜBINGEN, Germany/ BOSTON, USA – January 9, 2023 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that after more than 10 years as a member of the CureVac management board and three years as CEO, Dr. Franz Haas will step down as CEO, effective March 31, 2023. Dr. Alexander Zehnder will succeed Dr. Haas, joining from Sanofi on April 1, 2023.

“The recent clinical validation of the power of CureVac’s proprietary mRNA-technology platform represents an important inflection point to start turning the company into a relevant commercial player. We are therefore excited to welcome Alexander Zehnder at CureVac who brings extensive senior leadership experience from global companies such as Sanofi and Roche to the table. Over the course of his international career Alexander has significantly contributed to the commercial launch of practice-changing medicines. I am convinced that Alexander is ideally positioned to take CureVac to the next level as a relevant commercial player,” said Jean Stéphenne, Chairman of the CureVac Supervisory Board.

“It is both an honor and a truly exciting to join the global CureVac team. I am fascinated by opportunities that mRNA technology can provide for patients across multiple therapeutic areas, and I am inspired by CureVac’s potential,” said Dr. Alexander Zehnder. “I look forward to working with CureVac’s dedicated team to build an even greater company for the benefit of patients and all stakeholders.”

“Franz has played an essential role in shaping the company over the last decade and most impressively since he took over as CEO in April 2020 during the challenging times at the onset of the global COVID-19 pandemic,” said Jean Stéphenne. “Under Franz’s exceptional leadership, the company weathered unprecedented challenges and significantly increased its maturity. On behalf of the entire supervisory board, I would like to extend my deepest thanks to Franz for his dedication and tireless commitment.”

“It has been a great privilege to have served as CEO of a company that pioneered mRNA technology and contributed profoundly to its deployment in the face of the COVID-19 pandemic,” said Dr. Franz-Werner Haas. “I am immensely proud of what we have built together and how CureVac’s outstanding RNA people came together as a team to develop transformative medicines to protect and improve people’s lives. With our recently reported platform validation we are entering a new chapter in CureVac’s development, which marks a natural transition for me. CureVac is stronger than ever as I hand over to Alexander Zehnder. His expertise will add a lot to shape the future success of CureVac.”

About Alexander Zehnder

Dr. Alexander Zehnder earned his degree as a Medical Doctor from the University of Bern, Switzerland, and completed an MBA at IMD Business School in Lausanne, Switzerland. He has held roles of increasing complexity and responsibility in the pharmaceutical industry for more than 20 years, across multiple business units and functional areas in Europe, the United States and Japan. Having worked in different senior executive positions at Roche and Sanofi, Alexander has a proven track record in building pipelines, developing strategies, shaping organizations, and delivering results.

Alexander is currently Global Head of Oncology at Sanofi and previously held country leadership positions at both headquarter and country level. At Roche/Genentech, Alexander served as Vice President, Global Product Strategy and Global Franchise Head Avastin, the company’s blockbuster oncology drug.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,000 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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